Exhibit 99.3

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.
Condensed Statements of Financial Position

	As at March 31 2023		As at December 31 2022
	Unaudited	Unaudited	Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	22	64	154
Trade and other receivables	433	372	116
	455	436	270
Non-current assets:
Investment in equity accounted investee	249,057	228,624	239,147
	249,512	229,060	239,417

Liabilities and Equity

Current liabilities:
Trade and other payables	206	224	219
Loans from shareholders	21,066	59,431	20,000
	21,272	59,655	20,219

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	-	46,933
Accumulated profit	76,191	64,289	67,149
	228,240	169,405	219,198
	249,512	229,060	239,417

* Represents an amount less than NIS 1 thousand

                                   ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.
Condensed Statements of Comprehensive Income

	Three Months ended March 31		Year ended December 31 2022
	2023	2022
	Unaudited		Audited
	NIS in thousands

General and administrative expenses	(102)	(237)	(1,395)
Operating loss	(102)	(237)	(1,395)
Financing expenses	(766)	(1,932)	(8,437)
Share of profits of equity accounted investee	9,910	2,742	13,265
Net profit for the period	9,042	573	3,433
Total comprehensive income for the period	9,042	573	3,433

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.
Condensed Statements of Changes in Equity

	Share Capital	Capital notes	Share Premium	Accumulated profit	Total Equity
	NIS in thousands

Balance as at January 1, 2023 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the three-month period ended March 31, 2023 (unaudited) – Total comprehensive profit for the period	-	-	-	9,042	9,042
Balance as at March 31, 2023 (unaudited)	*	46,933	105,116	76,191	228,240

Balance as at January 1, 2022 (audited)	*	-	105,116	63,716	168,832
Transaction during the three-month period ended March 31, 2022 (unaudited) – Total comprehensive profit for the period	-	-	-	573	573
Balance as at March 31, 2022 (unaudited)	*	-	105,116	64,289	169,405
Balance as at January 1, 2022 (audited)	*	-	105,116	63,716	168,832
Transaction during the year ended December 31, 2022 (audited) – Capital notes	-	46,933	-	-	46,933
Total comprehensive profit for the period	-	-	-	3,433	3,433
Balance as at December 31, 2022 (audited)	*	46,933	105,116	67,149	219,198

*Represents an amount less than NIS 1 thousand

                                   ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.
Condensed Statements of Cash Flows

	Three months ended March 31		Year ended December 31 2022
	2023	2022
	Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit for the period	9,042	573	3,433

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	766	1,932	8,437
Company’s share of profits of equity accounted investee	(9,910)	(2,742)	(13,265)
	(9,144)	(810)	(4,828)
Changes in the assets and liabilities of the company:
Increase in Trade and other receivables	(457)	(478)	(558)
Increase (decrease) in trade and other payables	(13)	154	249
	(470)	(324)	(309)

Cash paid during the period for:
Interest paid	-	-	(528)
Net cash provided by (used for) operating activities	(572)	(561)	(2,232)

Cash flows from financing activities -
Receipt of loans from shareholders	440	126	1,887
Net cash provided by financing activities	440	126	1,887

Change in cash and cash equivalents	(132)	(435)	(345)
Cash and cash equivalents at the beginning of the period	154	499	499
Cash and cash equivalents at the end of the period	22	64	154